UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2006

Metal Storm Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Level 34, Central Plaza One, 345 Queen Street BRISBANE QLD 4000
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Annual General Meeting 2006
28 April 2006

Resolutions Passed at Annual General Meeting

Brisbane, Australia 28 April 2006 – Metal Storm Limited (NASDAQ Small Cap
ticker symbol MTSX and ASX trading code: MST)

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda.  In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Re-election of  Mr T J O’Dwyer

*       Votes where the proxy was directed to vote ‘for’ the motion 4,867,697

*       Votes where the proxy was directed to vote ‘against’ the
motion 224,280

*       Votes where the proxy may exercise a discretion how to
vote 224,322,080

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 7,120

The results of voting on this motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Re-election of Mr B S McComish

*       Votes where the proxy was directed to vote ‘for’ the motion 4,793,163

*       Votes where the proxy was directed to vote ‘against’ the
motion 217,814

*       Votes where the proxy may exercise a discretion how to
vote 224,322,080

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 88,120

The results of voting on this motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Election of Mr J M Crunk

*       Votes where the proxy was directed to vote ‘for’ the motion 4,820,286

*       Votes where the proxy was directed to vote ‘against’ the
motion 270,691

*       Votes where the proxy may exercise a discretion how to
vote 224,322,080

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 8,120

The results of voting on this motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Election of Dr P D Jonson

*       Votes where the proxy was directed to vote ‘for’ the motion 4,844,852

*       Votes where the proxy was directed to vote ‘against’ the
motion 243,125

*       Votes where the proxy may exercise a discretion how to
vote 224,326,080

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 7,120

The results of voting on this motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of Options- Mr D A Smith

*       Votes where the proxy was directed to vote ‘for’ the motion 3,737,582

*       Votes where the proxy was directed to vote ‘against’ the
motion 1,329,259

*       Votes where the proxy may exercise a discretion how to
vote 224,322,580

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 31,756

The results of voting on this motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of Options – Gen W A Downing

*       Votes where the proxy was directed to vote ‘for’ the motion 3,425,650

*       Votes where the proxy was directed to vote ‘against’ the
motion 1,610,581

*       Votes where the proxy may exercise a discretion how to
vote 224,320,580

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 64,366

The results of voting on this motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Issue of Options – Dr D L Alspach

*       Votes where the proxy was directed to vote ‘for’ the motion 3,425,650

*       Votes where the proxy was directed to vote ‘against’ the
motion 1,610,581

*       Votes where the proxy may exercise a discretion how to
vote 224,320,580

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 64,366

The results of voting on this motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Adoption of Remuneration Report

*       Votes where the proxy was directed to vote ‘for’ the motion 4,517,749

*       Votes where the proxy was directed to vote ‘against’ the
motion 415,895

*       Votes where the proxy may exercise a discretion how to
vote 224,353,580

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 133,953

The results of voting on this motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Dated this 28th day of April 2006
Mr Jim MacDonald
Company Secretary

Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s NASDAQ Small Cap ticker symbol: MTSX

Company Contact:
Investor queries:  Ian Gillespie – Metal Storm - Ph: +61 (0) 7 3221 9733

About Metal Storm
Metal Storm Limited is a multi-national defense technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology.  The company is headquartered in
Brisbane, Australia and incorporated in Australia, with an office in
Arlington, Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilizing the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio.  The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system.  Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”,
“intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel.
For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: May 2, 2006	By:	James Donald MacDonald
	Name:	James Donald MacDonald
	Title:	Company Secretary